VIA EDGAR	February 13, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller
Daniel Morris
Julie Sherman
Brian Cascio

Re:	Check-Cap Ltd.
Registration Statement on Form F-1
File No. 333-201250
Registration Statement on Form 8-A
File No. 001-36848
Acceleration Request

Requested Date: February 18, 2015, Wednesday
Requested Time: 4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Check-Cap Ltd. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-l (File No. 333-201250), as amended, and the above-referenced Registration Statement on Form 8-A (File No. 001-36848) (collectively, the “Registration Statements”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Loeb & Loeb LLP, by calling Angela Dowd at (212) 407-4097 or Mitchell S. Nussbaum at (212) 407-4159.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 13, 2015

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

Sincerely,

Check-Cap Inc.

/s/ Guy Neev
Name: Guy Neev
Title: Chief Executive Officer

cc:	Lior Torem, Check-Cap Ltd.
Mitchell S. Nussbaum, Loeb & Loeb LLP
Angela S Dowd, Loeb & Loeb LLP
Lili Taheri, Loeb & Loeb LLP
Angela Dowd, Loeb & Loeb LLP
Rami Chalaf, Brightman Almagor Zohar & Co. (Deloitte)
Eran Yaniv, Fischer Behar Chen Well Orion & Co
Sharon Rosen, Fischer Behar Chen Well Orion & Co

February 13, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

Attention:	Tim Buchmiller
Daniel Morris
Julie Sherman
Brian Cascio

Re:	Check-Cap Ltd. (the “Company”)
           Registration Statement on Form F-1 (File No. 333-201250)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Chardan Capital Markets, LLC, as representative of the several underwriters, hereby joins in the request of the Company for the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 4:30 p.m., eastern daylight savings time, on Wednesday, February 18, 2015, or as soon thereafter as practicable.

We hereby authorize each of Yvan Claude J. Pierre, Esq., Daniel I. Goldberg, Esq. and Wendy A. Grasso, Esq. of Reed Smith LLP, attorney for the underwriters, to orally modify or withdraw this request for acceleration.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC
As representative of the several underwriters

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: Managing Partner